UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 000-31184

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2007

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shoshone Silver Mining Company, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

403 7th Street, Ste 207
Address of Principal Executive Office (Street and Number)

Wallace, ID 83873
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to complete its Quarterly Report on Form 10-QSB due to lack of administrative resources.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melanie Farrand	(208)	556-1000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[           ] Yes [ x ] No

The Company has not yet filed its Quarterly Reports on Form 10-QSB for its fiscal year 2006. Also, the Company has not yet filed its Annual Report on Form 10-KSB for its fiscal year 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a decrease of $163,041 in net income for the three-month period ended March 31, 2007 (the "2007 first quarter") from the three-month period ended March 31, 2006 (the "2006 first quarter"). This decrease in net income was primarily the result of a $133,907 gain on the sale a lode claim and the receipt of lease income of $100,000 which were realized during the 2006 first quarter. The Company received no lease income nor did it realize any gain on the sale of a lode claim during the fiscal 2007 first quarter. Partially offsetting these negative factors was a realized gain from the sale of investments of $89,910 during the fiscal 2007 first quarter compared with a realized loss of $(4,259) in the same period last year.

Shoshone Silver Mining Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007	By:	/s/ Melanie Farrand
Melanie Farrand
	Title:	Treasurer and Principal Financial Officer